COMMERZBANK
AKTIENGESELLSCHAFT
NEW YORK BRANCH


04045183

2 World Financial Center
NEW YORK, NY 10281-1050
Telephone: (212) 266-7200
Telefax: (212) 266-7235

September 27, 2004

SUPPL

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
(202) 942-2990

SEC MAIL PROCESSING
RECEIVED
SEP 28 2004
WASH. D.C. 208 SECTION

Commerzbank AG (File No. 82-2523)
Information Furnished Under Rule 12g3-2(b)

Dear Sirs:

On behalf of Commerzbank AG, a non-U.S. issuer exempt from registration under the Securities and Exchange Act of 1934 pursuant to Rule 12g3-2(b) thereunder, we have enclosed copies of the English language version of five recent presentations for investors by members of Commerzbank's Board of Managing Directors, as published on Commerzbank's website, which may be of interest to Commerzbank shareholders and might influence the stock exchange price of the Commerzbank share. This material is furnished pursuant to Rule 12g3-2(b).

If you have any questions concerning the above, please do not hesitate to telephone the left undersigned at (212)266-7409.

Very truly yours,
COMMERZBANK AG
NEW YORK BRANCH

Steven A. Troyer
Vice President & Counsel (USA)

Jennifer O'Neill
Assistant Cashier

cc: Frau Kristina Kuerschner, ZRA Frankfurt

Enclosures

PROCESSED
SEP 29 2004
THOMSON
FINANCIAL

dlw 9/29

commerzbank investors' day 2004

asset management: "from shrink to grow"

BEST AVAILABLE COPY

Klaus M. Patig
Member of the Board of Managing Directors

Frankfurt
September 22

/ ideas ahead / COMMERZBANK

CB Asset Management - successful turnaround

- Concentration on core markets and products
  - Closure and sale of non-core units
    - Profitable and streamlined business model
      - Positive profit swing of €80m (2002 to 2003)
        - 48% cut in operating expenses



Direct expenses ex. allocated costs in € m
Operating profit in € m
532
-9.6
13
90
130-145
294
2001
2002
2003
2004e

Value driver analysis: assets under management* modest growth


120
100
80
60
40
20
0
€ bn
19.9
97.2
13.0
79.4
83.3
86.7
Dec 2001
Dec 2002
Dec 2003
Jun 2004
core entities
others

* without private asset management and real estate

Value driver analysis: development of asset mix


2001
6.5%
0.0%
15.3%
49.0%
29.2%
2004
10.4%
13.8%
37.8%
12.8%
25.1%
Equities
Fixed Income
Money Market
Balanced¹
Others²

(1) In 2001 the volumes of balanced mandates were split into equities and bonds

(2) Others incl. advisory mandates, discretionary mandates, guaranteed products and capital-protected products

CHART 4

Value driver analysis: shift towards retail



2001
2004
46.1%
53.9%
49.2%
50.8%
Retail
Institutional

CHART 5

Development of revenues and expenses



Revenues (€ m)
700
600
500
400
300
200
100
0
577.5
91.1*
402.7
434.7
459.4
2001
2002
2003
2004e
Operating expenses (excl. allocated cost) (€ m)
700
600
500
400
300
200
100
0
532.6
424.8
316.7
293.7
2001
2002
2003
2004e
Fee income and operating expenses
(excl. allocated costs) in b.p. to AuM
70
60
50
40
30
20
10
0
52
45
55
46
52
38
51
34
2001
2002
2003
2004e
fee income
operating expenses

* incl. non-strategic entities (for instance Montgomery/CAMI)

CHART 6

Development of cost/income ratio / RoE


120%
100%
80%
60%
40%
20%
0%
-20%
101.7%
-1.2%
97.4%
1.6%
79.3%
14.1%
69.4%
26.0%
2001
2002
2003
2004e
Cost/income ratio
operative RoE (regulatory capital)

CHART 7

Headcount down, productivity up



FTE
€,000
2,500
2,000
1,500
1,000
500
0
40
35
30
25
20
15
10
5
0
27
25
33
34
1,831
1,657
1,316
1,333
12
11
13
12
Dec 2001
Dec 2002
Dec 2003
Jul 2004
core entities
others
total revenues per FTE
personnel costs per FTE

Financials – operating profit H1 2004 (in € m)


300
250
200
150
100
50
0
249
144
105
13
92
Total revenues
Direct expenses
Operating profit excl. allocated costs
Allocated costs
Operating profit

Financials – core units' operating results H1 2004

	Cominvest	Jupiter	CCR
Operating profit incl. funding costs* in m€ (w/o fund. costs)	35.2 (44.2)	13.5 (16.0)	31.9 (34.0)
ROE in %	174.9	21.2	52.9
Cost/income ratio in %	64.4	80.1	35.8
Assets under man. in bn €	53.0	16.2	12.7

* funding costs = net of cost of capital + investment yield

Financials – goodwill impact H1 2004

in € m


120
100
80
60
40
20
0
63.0
29.2
12.8
105.0
Net profit
Goodwill amortisation
Goodwill funding costs
Operating profit before goodwill-related charges

CB Asset Management – European lineup


COMINVEST
ASSET MANAGEMENT
ADIG INVESTMENT


JUPITER


CCR
CAISSE CENTRALE DE RÉESCOMPTE
GROUPE COMMERZBANK

- Diversified business model: asset classes / countries / distribution
- "Best-of" strategy: various teams of experts with unique competence
- Synergies in sales, marketing and product development
- Current focus: upgrade of Cominvest production and distribution

\+ Highly profitable sales unit in Asia (€ 7.4m operating profit in H1 2004)

Unit highlights

Jupiter:

- Hedge fund business continues to grow to £420m
- Shifting retail distribution efforts to banks and insurers
- Institutional business continued to shrink
- Net inflows in H1 2004 up 145% compared with H1 2003

CCR:

- Ongoing shift from pure money-market to equity and alternative products
- AuM in equities rose from €2bn in H1 2003 to €2.8bn in H1 2004

Cominvest

- Continuing to adapt to "Open Architecture"
- Retail distribution: net outflows continue
    - ➢ Certificates
    - ➢ Popularity of real estate funds (CGI)
    - ➢ "Open Architecture"
- Raising retail fees to market norms
- New products:
    - ➢ Total return products
    - ➢ Multi-manager-funds with SEI Investments

Recognized excellence


ADIG
INVESTMENT

S&P FUND AWARDS 2004

European Equity	1st place: ADIG Europ. Value Equity
European Fixed Income	1st place: ADIG Adireth
Balanced	1st place : ADIG Fondra

JUPITER

Investment Week Global Group of the Year

Best 3-year performance for entire unit trust range

S&P FUND AWARDS 2004

UK Marketed Funds Class:

1st place: Jupiter High Income Fund
1st place: Jupiter Merlin Gr. Portf.Trust
1st place: Jupiter Mon. Inc. Fund Acc
1st place: Jupiter Financial Opps Fund

Jupiter Unit Trust Managers Limited

1st place: UK Marketed Funds Class >10 years
1st place: UK Marketed Funds Class >5 years
1st place: UK Marketed Funds Class >1 year

CCR CAISSE CENTRALE DE RÉESCOMPTE
GROUPE COMMERZBANK

AMADEIS Survey of French Inst. Investors

1st Asset Class "Euro European Equity Mgt.t"

Lipper Fund Awards

Top French Manager 2003
Best Bond Manager 2003 and 2004

Trophée du Revenu

Best Eurozone Equities Funds 2003

S&P Awards 2004

Best Sponsor 2004 (5Y - Specialized Banks)

Cross-selling / outsourcing

- Jupiter replaces Cominvest as adviser of ADIG Europe Select
- Commerzbank branch network identifies ADIG European Value Equity advised by CCR as top quality product, resulting in total inflows of €140m
- Centrale Croissance Europe: French equity fund managed by Jupiter and distributed by CCR Gestion (€200m AuM)
- ADIG Fondamerika: A highly regarded US research organization is now the adviser

➔ Outlook: Outsourcing of additional specialist mandates to third-parties and more fully exploit our own units' strengths

CHART 16

European "Best-Of" approach



JUPITER

ADIG Europ. Emerging Market Equity
➔ Managed by JUPITER, London
S&P: ✪✪✪✪✪, Top East Eur. Fund

COMINVEST
JUPITER
CCR
COMINVEST
Frankfurt
Luxemburg
ADIG
München

COMINVEST
ASSET MANAGEMENT

ADIG Fondak ➔ Managed by COMINVEST, Frankfurt, S&P: ✪✪✪✪✪, German equity
More than 11% performance p.a.over 50 years

CCR CAISSE CENTRALE DE RÉESCOMPTE
GROUPE COMMERZBANK

ADIG European Value Equity
➔ Managed by CCR, Paris
S&P: ✪✪✪✪✪, Best Eur. Equity Fund

Hedge funds

- Three long/short equity strategies available from Jupiter
  - Jupiter Hyde Park: Global with financial services tilt (closed)
  - Jupiter Europa: European equities
  - Jupiter Ganymede: UK equities
- CCR uses “macro”, volatility and convertible bond strategies in its sensitive money-market funds
- Multi-strategy products
  - Under development by Cominvest in cooperation with Standard&Poor`s, Plusfunds and Harcourt
  - Launched by CCR in 4/2004

Conclusion – strong progress

- Asset Management re-established as core activity of Commerzbank
- Contribution of 10% to 15% to Commerzbank's operating profits in 2004
- ROE of 26% and CIR of 69.4% in 2004e

Outlook:
→ Open to acquisitions providing operational synergies, complementary product know-how and/or expanded distribution
→ Enhance capabilities to deliver sustainable growth, while rigorously controlling costs



For more information, please contact:

Commerzbank Investor Relations

Tel. +49 (69) 136 22 33 8

ir@commerzbank.com

/investor relations/

This presentation has been prepared and issued by Commerzbank AG. This publication is intended for professional and institutional customers.

/

Any information in this presentation is based on data obtained from sources considered to be reliable, but no representations or guarantees are made by Commerzbank Group with regard to the accuracy of the data. The opinions and estimates contained herein constitute our best judgement at this date and time, and are subject to change without notice. This presentation is for information purposes, it is not intended to be and should not be construed as an offer or solicitation to acquire, or dispose of any of the securities or issues mentioned in this presentation.

/

Commerzbank AG and/or its subsidiaries and/or affiliates (herein described as Commerzbank Group) may use the information in this presentation prior to its publication to its customers. Commerzbank Group or its employees may also own or build positions or trade in any such securities, issues, and derivatives thereon and may also sell them whenever considered appropriate. Commerzbank Group may also provide banking or other advisory services to interested parties.

/

Commerzbank Group accepts no responsibility or liability whatsoever for any expense, loss or damages arising out of, or in any way connected with, the use of all or any part of this presentation.

/

Copies of this document are available upon request or can be downloaded from www.commerzbank.com/aktionaere/index.html

commerzbank investors' day 2004

commerzbank's positioning: where are we now – where are we going?

Klaus-Peter Müller
Chief Executive Officer

Frankfurt
September 22

/ ideas ahead / COMMERZBANK

Commerzbank 2004: a better bank

- Significant progress of German banking, though performance remains sub-European as well as dependent on overall German economic situation
- Strongest H1 since 2000; sound cushion for traditionally weaker H2
- Core businesses with improvements:
  - Retail: significant progress and peer-class profitability
  - Asset Management: successfully implemented "shrink to grow", earnings accretive
  - Corporate: improvement in margins and risk, conservative provisioning
  - Securities: volatile, rightsizing analysis underway
  - Continued disposals of non-strategic interests
  - Overall: conscious cost discipline
- Sustained profit improvement will also be passed on through dividend
- We want to close the gap between present book value (ca. €18) and present share price!

Commerzbank's H1 compares well with German competitors...

Change in operating profit
H1 04 vs. 03 in € m


+295%
+224%
+105%
202
797
165
535
1,325
2,722
-444
272
Commerzbank
HVB*
Deutsche Bank
Dresdner Bank
H1 03 H1 04
H1 03 H1 04
H1 03 H1 04
H1 03 H1 04

Pre-tax result on total income H1 2004

Commerzbank	HVB*	Deutsche Bank	Dresdner Bank
26.0%	13.7%	24.3%	8.5%

RoE H1 2004**


10.4%
3.1%
11.7%
5.2%
Commerzbank
HVB*
Deutsche Bank
Dresdner Bank

* H1 03 net of Norisbank, Bankhaus BethmannMaffei, Bank v. Ernst

** RoE post-tax, annualized, calculation based on financial equity

...however, German banks remain sub-European in profitability and revenue momentum


European banks: RoE vs. price to book*
price to book H1 2004
3.0
2.5
2.0
1.5
1.0
0.5
0.0
0%
5%
10%
15%
20%
25%
30%
RoE 2004e*
UBS
Lloyds TSB
ABN Amro
BBVA
Société Générale
SCH
Barclays PLC
BNP Paribas
Credit Suisse Group
Deutsche Bank
HSBC
Commerzbank
HypoVereinsbank
Development of operating income**
150%
140%
130%
120%
110%
100%
90%
80%
European banks
German banks
Q1/2003
Q2/2003
Q3/2003
Q4/2003
Q1/2004
Q2/2004
Constant currencies

* RoE calculation based on financial equity (note: different accounting standards)

** Operating income: net interest income after change net LLP's + net commission income + hedge result + trading profit

/ ideas ahead / COMMERZBANK

Commerzbank is also dependent on macroeconomic factors...

H1 operating income* vs. DAX at mid-year

H1 net interest income before provisioning vs. Eonia



operating income € m
3500
3000
2500
2000
DAX
8000
7000
6000
5000
4000
3000
2000
1000
0
2000
2001
2002
2003
2004
interest income € m
2000
1500
1000
Eonia
5.0%
4.0%
3.0%
2.0%
1.0%
0.0%
2000
2001
2002
2003
2004

* Net interest income before provisioning, net commission income, trading profit

...similar to the other German banks


Operating income* vs DAX
110%
100%
90%
80%
70%
60%
DAX
8000
7000
6000
5000
4000
3000
2000
DAX
2000
2001
2002
2003
2004
Commerzbank
Deutsche Bank
HVB
Dresdner Bank

* Indexed net interest income before provisioning + net commission income + trading profit + hedge result. Adjusted for major disposals (CB: deconsolidation Rheinhyp; DB: deconsolidation Eurohypo; HVB: sale of norisbank, Bank von Ernst, BethmannMaffei, Hypo Real Estate)


/ ideas ahead / COMMERZBANK

CHART 6

Despite worsened markets and refinancing conditions: best half since 2000...



Operating profit
1,086
620
235
366
838
€ m
Other income
Trading profit
Net commission income
Net interest income
Loan-loss provisions
Operating expenses
93
600
1,423
1,696
-256
-2,470
206*
602
1,216
1,834
-329
-2,909
223
417
1,129
1,734
-562
-2,706
245
509
1,036
1,451
-555
-2,320
400
445
1,154
1,523
-452
-2,232
Indexed:
Total lending
DAX

		H1 2000	H1 2001	H1 2002	H1 2003	H1 2004
Total lending (€ m)		240,172	251,695	231,805	165,641	163,807
DAX		6,898	6,058	4,383	3,221	4,053
Rating	Moody's	AA3	AA3	A1	A2	A2
	S&P	AA-	A+	A	A-	A-
	Fitch	AA-	A+	A	A-	A-

*) adjusted by €856m generated by comdirect IPO

...but bear in mind: H1 traditionally stronger than H2


Net interest income per quarter in % of total annual net interest
1998-2003
Average 1998-2003,
(without 2000)
30%
25%
20%
Q 1
Q 2
Q3
Q 4
2001
1998
2003
1999
2000
2002

We are reducing risk, restoring financial strength…


RWA, in € bn
Tier I ratio, in %
Target
7%
6,0
5,9
6,7
7,3
7,4
7,7
7,8
7,3
7,1
7,0
205
199
178
160
155
150
149
141
146
148
Q1 02
Q2 02
Q3 02
Q4 02
Q1 03
Q2 03
Q3 03
Q4 03
Q1 04
Q2 04

…and improving earnings…


Operating profit
€ m
181
54
-75
32
172
194
101
92
435
403
Q1 02
Q2 02
Q3 02
Q4 02
Q1 03
Q2 03
Q3 03
Q4 03
Q1 04
Q2 04

...with all core segments contributing positively

Operating profit
€ m

	H1 2003	H1 2004	
Retail	117	223	+106
Asset Management	31	92	+61
Corporate Banking	261	283	+22
Securities	62	73	+11



Retail: significant progress and peer-class profitability


Operative RoE
1%
3%
1%
9%
7%
18%
16%
16%
28%
22%
1Q02
2Q02
3Q02
4Q02
1Q03
2Q03
3Q03
4Q03
1Q04
2Q04
European average: 26%
German average: 15%
CIR in operating business
80.1%
72.2%
H1 03
H1 04
Share of equity tied up in Group
18%

Asset Management: operating profit tripled - successfully restructured, earnings accretive -


Operative RoE
9.3%
34.0%
H1 03
H1 04
CIR in operating business
84.8%
63.1%
H1 03
H1 04
Share of equity tied up in Group
5%

Corporate Banking & Institutions: improvement beginning in 2004, progress closely monitored


Operative RoE
9.8%
11.8%
H1 03
H1 04
CIR in operating business
45.6%
49.4%
H1 03
H1 04
Share of equity tied up in Group
47%

Securities: volatile - analysis for rightsizing underway


Operative RoE
12.1%
12.1%
H1 03
H1 04
Volatile securities trading income
€m
210
170
70
50
232
226
124
201
312
154
Q102
Q2 02
Q3 02
Q4 02
Q103
Q2 03
Q3 03
Q4 03
Q104
Q2 04
Share of equity tied up in Group
12%

CHART 12

All led to share price holding up comparatively well

Indexed share price development January 2002 to 17 September, 2004



140%
120%
100%
80%
60%
40%
20%
0%
Jan 02
Jul 02
Jan 03
Jul 03
Jan 04
Jul 04
-15% Commerzbank
-25% DAX
-27% Deutsche Bank
-46% HypoVereinbank
-64% Allianz
-71% Münchener Rück

BEST AVAILABLE COPY

Where are we now – where are we going?

2002 2003 2004 2005

✓ RESTORED: CORPORATE FINANCIAL STRENGTH

✓Management changes implemented
✓Costs cut rigidly
✓Risk-weighted assets reduced
✓Liquidity prudently managed
✓Capital base strengthened

✓ REGAINED: IMPROVED CORE BUSINESSES

✓Retail: profitability restored – play to win
✓AM: successfully restructured – shrink to grow
✓Corporate Bank: move to the top – kicked off
✓More core participations sold, SchmidtBank bought
✓Costs cut further
✓Risk profile reduced

✓ PROGRESSING: STABILITY AND BALANCED GROWTH

Retail: product/customer initiatives – grow to win
Corp.Bk: margin/customer growth – move to the top
Securities: reduce volatility through rightsizing
Improve capital deployment
Continue to improve risk/return profile
Maintain cost control/realize productivity gains
Continue to sell participations
String of pearls acquisitions / expand CEE



For more information, please contact:

Commerzbank Investor Relations
Tel. +49 (69) 136 22 33 8
ir@commerzbank.com

/investor relations/

This presentation has been prepared and issued by Commerzbank AG. This publication is intended for professional and institutional customers.

Any information in this presentation is based on data obtained from sources considered to be reliable, but no representations or guarantees are made by Commerzbank Group with regard to the accuracy of the data. The opinions and estimates contained herein constitute our best judgement at this date and time, and are subject to change without notice. This presentation is for information purposes, it is not intended to be and should not be construed as an offer or solicitation to acquire, or dispose of any of the securities or issues mentioned in this presentation.

Commerzbank AG and/or its subsidiaries and/or affiliates (herein described as Commerzbank Group) may use the information in this presentation prior to its publication to its customers. Commerzbank Group or its employees may also own or build positions or trade in any such securities, issues, and derivatives thereon and may also sell them whenever considered appropriate. Commerzbank Group may also provide banking or other advisory services to interested parties.

Commerzbank Group accepts no responsibility or liability whatsoever for any expense, loss or damages arising out of, or in any way connected with, the use of all or any part of this presentation.

Copies of this document are available upon request or can be downloaded from www.commerzbank.com/aktionaere/index.html.

commerzbank investors' day 2004

growth strategy in retail banking

Martin Blessing
Member of the Board of Managing Directors

Frankfurt
September 22

/ ideas ahead / COMMERZBANK

CHART 1

Commerzbank on growth course thanks to significant increase in profitability over the past two years



profitability
growth
PROFITABILITY AS THE BASIS ...
2001
2002
2003
Net profit (€ m)
-243
53
258
RoE (%)
-14.9
3.2
14.3
CIR (%)
105
90
79
... FOR SUSTAINED GROWTH
2004
2005
2006
• Integration of SchmidtBank branches
• Optimization of business model
• Tapping of further opportunities for growth

In 2003, we promised a RoE of more than 11% in 2004 and a target return of 17.3% in 2005 ...

RoE Retail Banking segment in %*

INVESTORS' DAY SEP 2003



Already achieved/extrapolation
Medium-term planning
Targeted return 17.3%
-14.9%
3.2%
> 7%
> 11%
2001
2002
2003e
2004e
2005e
~€600m
~1/3 of planned improvement in results
~2/3 of improvement achieved after two years

* before taxes

... in 2004, after €500m improvement in results in two years, Retail Banking has kept - and gone beyond - its promise

Operating profit, RoE, Retail Banking segment, in € m*



(320-350)**
258
223
53
~2/3 of full-year plan
~€500m
2001
2002
2003
6/2004
-243
-14.9%
3.2%
14.3%
24.5%***

* before tax
** full-year plan
*** annualized

CHART 4

Stable profit improvement reflected in quarterly results as well

Quarterly operating profit, in € m



Half-year average
111.5
6.5
+105
4
9
3
37
33
84
71
70
122
101
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
Q1
Q2
2002
2003
2004

Earnings raised and costs further reduced in 1st half 2004

Half-year comparison, in € m



Earnings (incl. risk)
+7.2%
952
940
1,021
6/2002
6/2003
6/2004
Costs
-15.0%
939
823
798
6/2002
6/2003
6/2004

Reduction of branches by 10% and branch personnel by 19% in roughly two years ...

Number of branches


798
724
-10%
12/2001
12/2003

- Branch network optimized on basis of customer potential analysis
- Geographic market coverage secured

Branch personnel


9,448
7,781
7,651*
-19%
12/2001
12/2003
6/2004

- Staff reductions in sales force, services and credit department
- Organizational focus on distribution

* without SchmidtBank

... has increased sales productivity by about 32%

in € ‘000


Revenues/employee
200
240
263
+32%
12/2001
12/2003
6/2004*

- New distribution management
- Qualification programme for branch staff until end of 2004
- Optimization of 150 distribution processes
- Quick-win price initiative und development of pricing strategy

* annualized

CHART 8

In first half of 2004, profitability boosted considerably and effectiveness further clearly improved

in %



Cost of capital
Return on equity*
+23.0% points
1.5
12.8
24.5
17.5
6/2002
6/2003
6/2004
Cost/income ratio
-18.3% points
90.5
80.1
72.2
6/2002
6/2003
6/2004

* annualized

CHART 9

Steady volume of deposits, but margins narrower

Individual items	12/00	12/01	12/02	12/03	6/04	Change 12/00-6/04
Volume deposits (average, € m)	21,607	22,049	22,377	22,128	21,697	→
- Sight	6,380	6,505	6,937	6,911	7,044	↑
- Time	4,508	5,010	4,574	3,648	3,260	↓
- Savings	9,555	9,822	10,365	11,261	11,160	↑
- Savings certificates	1,164	712	501	310	234	↓
Margin on deposits						
- Sight (Eonia)	3.45 *(4.88)*	3.34 *(3.43)*	2.53 *(3.03)*	1.84 *(2.33)*	1.60 *(2.13)*	↓
- Time	0.48	0.40	0.38	0.40	0.38	↓
- Savings (ECB deposit facility)	1.42 *(3.75)*	1.28 *(2.25)*	1.26 *(1.75)*	1.26 *(1.00)*	1.31 *(1.00)*	↘
Portfolio volume**	50,397	44,887	36,790	41,246	40,663	↓
- Equities *(DAX*, .000)*	18,886 *(6.4)*	13,891 *(5.2)*	7,921 *(2.9)*	10,380 *(4.0)*	10,303 *(4.1)*	↓
- Bonds	10,324	9,291	8,991	8,449	7,618	↓
- Investment funds (incl. COBAS)	20,112	20,528	18,767	20,531	20,327	→
- Other (incl. structured products)	1,075	1,177	1,111	1,886	2,415	↑

Change 12/00-6/04:
- ↑ >10%
- ↗ >2%
- → <2%
- ↘ <-2%
- ↓ <-10%

* Year-end levels
** On reporting date
Source: Reuters, Internal reporting

Despite rating downgrade and difficult market conditions, Commerzbank's lending maintained with positive outlook

in € m

Individual items	12/00	12/01	12/02	12/03	6/04	
Total lending (average, € m)	36,222	37,386	37,591	36,837	34,219	
- Home loans (fixed and floating)	23,605	24,185	24,114	23,443	22,840	↘
- Loans (floating interest rate)	2,946	2,897	2,544	1,969	1,737	↓
- Loans (fixed interest rate)	8,075	8,655	9,408	10,038	8,355	↗
- Consumer loans	1,032	1,024	996	945	920	↓
- Other	564	625	529	441	367	↓
DZV* (Eurohypo, Essenhyp, etc.)		1,066	1,311	1,583	604	↑

Individual items	12/00	12/01	12/02	12/03	06/04	
Margin on loans						
- Home loans (floating)	2.30	2.54	3.34	3.88	4.02	↑
- Home loans (fixed)	1.03	0.98	0.96	0.91**	0.92**	↘
- Loans (floating interest)	4.92	5.15	6.18	7.73	8.02	↑
- Loans (fixed interest)	1.04	1.01	1.06	1.06	1.07	↗
- Consumer loans	5.19	5.23	5.51	5.25	5.39	↗

Change 12/00-6/04:

- ↑ >10%
- ↗ >2%
- → <2%
- ↘ <-2%
- ↓ <-10%

* Direct loan approval for mortgage banks
** Portfolio effect, new business margin without KfW Global > 1.3%
Source: Reuters, Internal reporting

Commerzbank on a growth course thanks to significant increase in profitability over the past two years


profitability
PROFITABILITY AS BASIS ...
2001
2002
2003
Net profit (€ m)
-243
53
258
RoE (%)
-14.9
3.2
14.3
CIR (%)
105
90
79
growth
... FOR SUSTAINED GROWTH
2004
2005
2006
• Integration of SchmidtBank branches
• Optimization of business model
• Tapping of further opportunities for growth

Growth initiatives launched in all three business lines


COMMERZBANK
Private Client Business

Retail Banking

grow to win programme for excellence and growth

- SchmidtBank and selected market opportunities to grow externally
- Optimized business model in distribution and back office
- Growth especially in product lines (bancassurance, consumer loans and securities)
- Acquisition of new business and retail customers

Private Banking

Building upon existing position

- Focus on expansion
- Targeted support for existing customers
- Enhanced product range
- Active positioning of Commerzbank Private Banking brand

comdirect bank

com one – programme for the future

- Growth in three fields of competence
- Operating-cost discipline
- Improvement of results to at least €50m in 2004

CHART 13

Growth programme in retail banking must answer four core questions on excellence of business model

2006 potential results from "grow to win" *programme*



Excellence

Core questions	Answers	Rollout
Are all distribution back-office procedures optimally coordinated?	 process excellence	2005/2006
Do we have a stringent and promising strategy in all product fields?	credit strategy 	2005
How can we ensure our distribution network is successful over the long term?	branch future 	2004
Do we already have the best staff for the best retail bank?	SPECIALIST & SALES QUALIFICATIONS /sell to win/	2004

Growth programme in retail banking must answer four core questions on growth potential

2006 potential results from "grow to win" *programme*



Growth

Core questions	Answers	Rollout
In which product fields can the greatest growth potential be realized?	• ***bancassurance*** • ***consumer credit*** • ***securities***	2004/2005
In which customer groups can the greatest growth potential be realized?	neue **geschäftskunden** strategie	2005
Are branch activities already sufficiently geared to acquiring new business?	acquisition management 	2005
Do further growth options exist in the market?	COMMERZBANK SchmidtBank	2004ff

~10% growth realized in a single transaction through takeover of SchmidtBank



Sales regions


Saxony
Upper Franconia
Central Franconia
Oberpfalz

COMMERZBANK

SchmidtBank

70 branches and 29 self-service centres

	Total	of which: retail
Customers	~350,000	retail: 310,000 affluent: 12,000 business: 25,000
Branch personnel	518	~500
Asset volume	€1.24bn	€0.8bn
Liabilities volume	€2.58bn	€2.32bn
Earnings per customer		€260 p.a. (CB ~ €403)*

* Commerzbank in Nuremberg and Dresden

Private Banking growth strategy already launched



Starting position

- Commerzbank is one of TOP 3 banks for wealthy customers in Germany
- Concentrated product expertise at head office in all relevant investment classes (several awards – market leader in asset management services and for closed-end funds)
- Regional teams currently active in 27 locations in Germany and 4 abroad (Zurich, Geneva, Luxembourg and Singapore)
- Close cooperation with branch network
- Staff of 550

Main points of emphasis

- Clear focus on wealthy customers with liquid assets of €1,250,000
- Acquisition of new customers in market, using relation-networks of bank as a whole, including relations with *Mittelstand*
- Active positioning of private-banking services in market: full customer coverage in investment and financing issues
- Further additions to product range through exclusive products, e.g. in the area of alternative investments
- Extension of local presence to 8 further locations in Germany
- Selective expansion of personnel in special product areas

comdirect: Three fields of competence aligned to customers' needs



Yesterday

Discount brokerage

Basic banking services

TODAY

Online Investment

Direct Banking

Financial Advisory

Summary

Strong basis built ...

- Turnaround measures successfully implemented
- Commerzbank's Retail Banking again ahead of plan in first half 2004
  - 24.5% return on equity
  - 72% cost/income ratio
- SchmidtBank acquisition executed
- Successful implementation of comdirect private finance
- Extension of Private Banking
- Development of successful and superior business model

... for sustainable growth

- Excellence and
  - selective optimization of business model
  - investment in staff qualifications
- Growth
  - *grow to win* programme
  - with Private Banking a leading player in Germany
  - comdirect's three fields of competence
- Continuing strict cost management

we intend to become germany's best retail customer bank

For more information, please contact:

Commerzbank Investor Relations

Tel. +49 (69) 136 22 33 8

ir@commerzbank.com

/ ideas ahead / COMMERZBANK 

/investor relations/

This presentation has been prepared and issued by Commerzbank AG. This publication is intended for professional and institutional customers.

Any information in this presentation is based on data obtained from sources considered to be reliable, but no representations or guarantees are made by Commerzbank Group with regard to the accuracy of the data. The opinions and estimates contained herein constitute our best judgement at this date and time, and are subject to change without notice. This presentation is for information purposes, it is not intended to be and should not be construed as an offer or solicitation to acquire, or dispose of any of the securities or issues mentioned in this presentation.

Commerzbank AG and/or its subsidiaries and/or affiliates (herein described as Commerzbank Group) may use the information in this presentation prior to its publication to its customers. Commerzbank Group or its employees may also own or build positions or trade in any such securities, issues, and derivatives thereon and may also sell them whenever considered appropriate. Commerzbank Group may also provide banking or other advisory services to interested parties.

Commerzbank Group accepts no responsibility or liability whatsoever for any expense, loss or damages arising out of, or in any way connected with, the use of all or any part of this presentation.

Copies of this document are available upon request or can be downloaded from www.commerzbank.com/aktionaere/index.html.

Commerzbank investors' day 2004

Facts & figures: Regaining profitability!

Dr. Eric Strutz
Chief Financial Officer

Frankfurt
September 22

! ideas ahead ! **COMMERZBANK**

Key take-aways on H1 2004 results

1. Satisfactory Commerzbank earnings performance in first six months
   - Strong improvements in operating profit compared to H1 2003
   - Strong relative to German peers
2. Significant revenue growth & continued rigid cost management lead to lowest CIR of German *Grossbanken*
3. All divisions have contributed to turnaround
   - PCAM with best-in-class performance
   - CIB with strong improvements, but further potential
   - Focus on reduction of “others and consolidation“
4. Sound balance sheet
   - Strong equity ratios
   - High revaluation reserves
   - High loan-loss coverage ratio
5. Commerzbank gradually catching up with European peers even within difficult market environment

Strengths & weaknesses of H1 results

in € m

	H1 2003	H1 2004	Change in %	Remarks/Evaluation	
Net interest income	1,451	1,523	5.0	excl. €52m from Eurohypo	++
Provision for possible loan losses	-555	-452	-18.6	€880m in 2004 worst case	+
Net commission income	1,036	1,154	11.4		+
Trading profit	509	445	-12.6	trade-off with AFS result at Essenhyp (€47m)	o
Net result on investments and securities portfolio (available for sale)	159	258	62.3	partial trade-off with trading loss	
Other operating result	61	149	>100		
Operating expenses	2,320	2,232	-3.8	H1/04 incl. €28m from ex-SchmidtBank	+
Operating profit	**366**	**838**	**>100**		++
Pre-tax return on equity* (%)	3.5	15.6			
Cost/income ratio in operating business (%)	71.6	63.4			

* annualized

Chart 3

Commerzbank with strongest improvements – rigid cost management and strong earnings growth



Change in pre-tax profit (in € m)
3,500
3,000
2,500
2,000
1,500
1,000
500
0
-500
-1,000
+295%
+224%
+105%
202
797
165
535
1,325
2,722
-444
272
CB
HVB*
Deutsche
Dresdner
H1/03 H1/04 H1/03 H1/04 H1/03 H1/04 H1/03 H1/04
Change in revenues (H1 04 vs. H1 03)
16%
12%
8%
4%
0%
-4%
14.3%
8.7%
14.8%
5.8%
10.7%
5.9%
12.2%
-3.7%
CB
HVB*
Deutsche
Dresdner
change pre LLPs
Change in operating expenses (H1 04 vs. H1 03)
2%
0%
-2%
-4%
-6%
-8%
-10%
-3.8%
1.2%
-2.7%
-8.0%
CB
HVB*
Deutsche
Dresdner

* H1/03 net of Norisbank, Bankhaus BethmannMaffei, Bank v. Ernst

Source: ZKE

/ ideas ahead / COMMERZBANK

Chart 4

Revenues: higher net interest and commission income, trading profit weaker than competitors'



Breakdown of revenues H1 04
(in % of overall revenues, rounded figures)
100%
80%
60%
40%
20%
0%
35%
38%
14%
8%
5%
47%
36%
11%
4%
2%
23%
43%
31%
2%
2%
28%
43%
28%
3%
-1%
CB
HVB*
Deutsche
Dresdner
Net interest income
Commission income
Trading profit
Net result on securities portfolio
Other operating result
Change in net interest income before provisioning H1 04 vs. H1 03
10%
5%
0%
-5%
-10%
-15%
-20%
5.0%
0.7%
-4.2%
-15.0%
CB
HVB*
Deutsche
Dresdner
Change in provisioning H1 04 vs. H1 03
0%
-20%
-40%
-60%
-80%
-18.6%
-20.9%
-61.4%
-69.0%
CB
HVB*
Deutsche
Dresdner
Change in commission income H1 04 vs. H1 03
12%
10%
8%
6%
4%
2%
0%
11.4%
9.9%
3.7%
1.6%
CB
HVB*
Deutsche
Dresdner
Change in trading profit H1 04 vs. H1 03
10%
5%
0%
-5%
-10%
-15%
-20%
-12.6%
-8.6%
4.2%
-16.2%
CB
HVB*
Deutsche
Dresdner

* H1/03 net of Norisbank, Bankhaus BethmannMaffei, Bank v. Ernst

/ ideas ahead / COMMERZBANK

Lower cost/income ratio and improved RoE due to systematic cost and earnings management



Commerzbank
HVB*
Deutsche Bank
Dresdner Bank
CIR H1 2004
Change on H1 03 in %
63.4%
(-3.8%)
64.8%
(-8.2%)
73.8%
(-3.0%)
80.2%
(-8.2%)
0%
20%
40%
60%
80%
100%
ROE H1 2004
Change on H1 03 in %
10.4%
(4.6%)
3.1%
(9.4%)
11.7%
(n.a.)
5.2%
(8.8%)
0%
2%
4%
6%
8%
10%
12%

* H1/03 adjusted for disposals of norisbank, Bankhaus BethmannMaffei, Bank v. Ernst

Source: ZKE

Chart 6

Good absolute and relative performance of PCAM segment

Pre-tax ROE H1 04

	CB	HVB*	Deutsche*	Dresdner*
Pre-tax ROE H1 04	24.2%	1.3%	23.0%	27.3%

Earnings H1 04 vs. H1 03 (after provisioning)

	CB	HVB**	Deutsche	Dresdner
H1/2003	1,144	1,366	3,813	1,399
H1/2004	1,270	1,426	3,857	1,501
Change	+11.0%	+4.4%	+7.3%	+1.2%

Cost/income ratio H1 04

	CB	HVB	Deutsche	Dresdner
Cost/income ratio H1 04	70.5%	87.7%	77.5%	75.1%

Development of costs H1 04 vs. H1 03

	CB	HVB**	Deutsche	Dresdner
H1/2003	996	1,361	3,250	1,281
H1/2004	955	1,368	3,090	1,204
Change	-4.1%	+0.5%	-4.9%	-6.0%

* HVB: equity allocation estimated
• Deutsche: calculated on basis of active equity
• Dresdner: calculated on basis of risk capital

** HVB: adjusted for disposals of norisbank, Bankhaus BethmannMaffei, Bank v. Ernst

Source: ZKE

/ ideas ahead / COMMERZBANK 

Chart 7

Still strong profit potential in CIB



Pre-tax ROE 2004 (annualized)*
35%
30%
25%
20%
15%
10%
5%
0%
15.1%
13.9%
29.9%
11.5%
CB
HVB
Deutsche
Dresdner
Income H1 04 vs. H1 03 (after provisioning)
8,000
6,000
4,000
2,000
0
-0.2%
+6.5%
-3.2%
+15.8%
1,588 1,584
2,265 2,412
7,374 7,135
1,357 1,572
CB
HVB**
Deutsche
Dresdner
H1/2003
H1/2004

- CB: incl. Group Treasury
- HVB: equity allocation estimated
- Deutsche: calculated on basis of active equity
- Dresdner: calculated on basis of risk capital incl. IRU (Inst. Restr. Unit), excl. disposal gain of Telecinco (€190m)

Cost/income ratio H1 04

80%
70%
60%
50%
40%
30%
20%
10%
0%

57.9%
54.7%
71.6%
71.8%

CB
HVB
Deutsche
Dresdner



Development of costs H1 04 vs. H1 03
6,000
4,000
2,000
0
-0.2%
+2.6%
+2.9%
-9.4%
1,119 1,117
1,681 1,724
5,057 5,201
1,412 1,280
CB
HVB**
Deutsche
Dresdner
H1/2003
H1/2004

** HVB: adjusted for disposals of norisbank, Bankhaus BethmannMaffei, Bank v. Ernst

/ ideas ahead / COMMERZBANK

Source: ZKE

Improved operating profit in all core divisions (I)

in € m

Retail banking (Germany) H1 03 vs. H1 04

	Δ revenues without LLP	Δ LLP reduction	Δ cost reduction	Δ operating profit
Value	78	3	25	106
Share	74%	3%	23%	100%

Value driver analysis	H1 2003	H1 2004	Change
Customers (in m)	4.042	4.405	+9%
Net commission income/customer (in €)	116	121	+4%
Margin of lending volume (in %)	1.50	1.49	-1%
Lending volume (in € bn)*	37.048	34.219	-8%
Margin of overall customers´ deposits (in %)	1.32	1.31	-1%
Volume of customers´ deposits (in € bn)**	22.153	21.697	-2%
Total income/FTE (in € '000)	115	126	+10%
FTE	8.200	8.100	-1%

* incl. guarantees
** incl. savings certificates

Asset management H1 03 vs. H1 04

	Δ revenues without LLP	Δ cost reduction	Δ operating profit
Value	45	16	61
Share	74%	26%	100%

Value driver analysis	H1 2003	H1 2004	Change
Assets under management (in € bn)*	82.631	86.672	+5%
Total income/Total assets (bps)	25	29	+16%
thereof: Commission income/Total assets (bps)	22	26	+18%
Operating expenses/Total assets (bps)	21	18	-14%
Total income/FTE (in € '000)	136	192	+41%
FTE	1.500	1.300	-13%

* Excluding Private Asset Management and other units


ideas ahead
COMMERZBANK

Improved operating profit in all core divisions (II)

in € m



Corporate Customers and Institutions
H1 03 vs. H1 04
-66
106
-18
22
Δ revenues without LLP
Δ LLP reduction
Δ cost reduction
Δ operating profit
Securities
H1 03 vs. H1 04
-6
17
11
Δ revenues without LLP
Δ cost reduction
Δ operating profit

Value driver analysis	H1 2003	H1 2004	Change
Margin of overall customers´ deposits (in %)	0.62	0.54	-13%
Margin of overall lending volume (in %)	1.46	1.50	+3%
LLP (in € m)	461	355	-23%
Risk weighted assets (in € bn)	75.814	68.271	-10%
Total income/FTE (in € '000)	103	104	+1%
Operating expenses/FTE (in € '000)	72	72	+0%
FTE (incl. newly consolidated BRE entities)	8.400	8.700	+4%

Value driver analysis	H1 2003	H1 2004	Change
Revenues/FTE (in € '000)	416	448	+8%
Trading profit/FTE (in € '000)	352	388	+10%
Operating expenses/FTE (in € '000)	369	385	+4%
FTE (total)	1.300	1.200	-8%

Decrease in trading profit mainly caused by mortgage banks

in € m


509
445
514
- 4%
492
-5
-47
– –
H1 03
H1 04
Net result on trading
Net result on the measurement of derivative financial instruments

€466m	Commerzbank securities of which €252m equities and €214m fixed income
€18m	Group Treasury
€13m	Corporates and Institutions
-€5m	others
€492m	

-€53m	mortgage banks (IAS 39)
€6m	Commerzbank AG
-€47m	

Special effect in mortgage banking division

in € m

Hypothekenbank in Essen

Trading profit includes the net result of the measurement of financial derivatives which cannot be used for hedge accounting. Given Essen Hyp's business model, both items – trading profit and net result on investments and securities portfolio – should be regarded as a single unit

- No trading book bank
- No possibility to net in the P&L

Pro-forma netting in mortgage banking division
in € m



H1 2003
-18
34
16
H1 2004
-53
80
27
Trading profit
Net result on investments and securities portfolio
Netted figure

Eurohypo

In our income statement as of 30.6. we did not show our share of Eurohypo's profit (€52m).

This was due to Eurohypo's switch to IAS at end-2004, which could lead to substantial fluctuations in its earnings performance.

We will most likely maintain this approach for Q3 2004 as well.

Operating profit of Commerzbank's mortgage banking division
in € m



56
80
55
51
20
54
32
44
Q1
Q2
Q3
Q4
Q1
Q2
2003
2004
Eurohypo result not included
Published divisional result

Chart 12

Focus on shrinking of "Others and Consolidation"

in € m



Operating profit
-246
-141
-76
-146
-69
27
€ m
Others*
Net result on investments and securities portfolio
Operating expenses
Net interest income
-7
-81
-144
-14
40
13
-109
-85
84
50
-83
-127
21
-21
-51
-95
21
24
-52
-62
28
103
-92
-12
Q1 2003
Q2 2003
Q3 2003
Q4 2003
Q1 2004
Q2 2004

* Net commission income, trading profit, other operating result

Others and Consolidation segment: What is in it?

	Main items
Net interest income	• Refunding costs of investments • Dividends from investments • Adjustment of imputed equity return
Net result on investments and securities portfolio	• Sale of investments (e.g. SCH) • IAS adjustments for AFS • Consolidation items
Others: Net commission income, trading profit, other operating result	• Tax refunds • Income from subleasing
Operating expenses	• Costs of vacancy/ Reserve for impending losses (idle office space) • Difference between imputed and actual rental costs • Non-allocated costs for staff departments • Expenses for Management Board, Supervisory Board, AGM and other costs arising under company law

Balance sheet strengthened

1. Strong capital base
2. High revaluation reserves
3. Outstanding coverage ratios

Chart 15

Strong capital ratios



Tier I capital (in %)



target range
6.0
5.9
6.7
7.3
7.4
7.7
7.8
7.3
7.1
7.0
31 Mar
30 Jun
30 Sep
31 Dec
31 Mar
30 Jun
30 Sep
31 Dec
31 Mar
30 Jun
2002
2003
2004

Core Tier 1 ratio (in %, without hybrid Tier 1)*

Bank	Ratio
UBS	10.6
Credit Suisse	10.5
Lloyds	8.3
HSBC	7.9
Deutsche Bank	7.6
Commerzbank	7.0
BNP	6.8
SocGen	6.6
Barclays	6.4
SCH	6.4
Postbank	6.3
ABN Amro	6.0
BBVA	5.9
HVB	5.5
Dresdner Bank	5.4

* Source: Morgan Stanley



High revaluation reserve

Revaluation reserve
in € m


pre-revaluation
post-revaluation
-769
-1,100
-258
650
1,240
1,253
1,035
12/02
03/03
06/03
09/03
12/03
03/04
06/04
equities
bonds

Main equity participations as of June 30, 2004	
Generali	1.1%
Mediobanca	1.6%
Banca Intesa SpA	3.8%
KEB	14.6%
Unibanco*	5.1%
Heidelberger Druck*	10.0%
Linde	10.0%
MAN*	6.8%
Thyssen Krupp	3.5%

strategic participations

*) directly and indirectly

Quality of loan portfolio continually improving


Loan-loss provisions
in € m
*) excluding SchmidtBank
**) including SchmidtBank
927
1,321
1,084
budgeted for FY 2004
950*
880**
2001
2002
2003
31.03.
30.06.
2004
Loan-loss cover ratio comfortable
in € m
In excess: €542m
In excess: €634m
In excess: €1,001m
7,388
7,711
7,845
107.9%
109.0%
114.6%
6,846
5,320
385
1,683
7,077
5,506
348
1,857
6,844
5,636
352
1,857
31.12.2002
31.12.2003
30.06.2004
Non-performing loans
Collateral
Country LLP and general provision
Loan-loss provisions


Loan-loss provisions
in € m
252
303
273
256
238
214
Q1 03
Q2 03
Q3 03
Q4 03
Q1 04
Q2 04

Impending changes to IAS

	Changes	Expected impact on Commerzbank
1. Goodwill	Regular amortization of goodwill no longer permitted	2004 goodwill amortization > €80m; as from 2005: € 0
2. Write-downs on participations	Impairment rules now more formalized. Write-down is necessary if fair value is either below original cost for an extended period or is substantially below it. Risk that participations will have to be written down earlier in future. Write-ups cannot appear in P&L.	Depending on market development (impairment test)
3. Fair value option	Fair value option makes it possible to show each financial instrument at its fair value in P&L.	No mandatory consequences for equity/P&L
4. Macro-hedge accounting	Macro-hedge accounting enables adequate accounting of modern risk-management techniques. Controversial due to inherent shortcomings.	No mandatory consequences for equity/P&L. Net result on measurement of cash-flow hedges for Group -€1,066m at mid-2004. This could be reduced over time.
5. Stock options for employees	The fair value of issued options has to appear (as an expense) in P&L.	Commerzbank has already been recognizing its LTP under HGB/IAS in the past.
6. Claims not originated by the Bank	Such claims – mainly promissory notes – will be shown in future under claims (at historical cost) rather than as part of the investments and securities portfolio (at fair value).	One-time reduction of equity (revaluation reserve) Revaluation reserve no longer subject to volatility from transactions of this type.

Obligatory changes

Optional changes



Commerzbank among top German banks in profitability and slowly closing the gap with European peers

in € m

Pre-tax return on equity H1 2003
in %
18.0% points
3.5
2.4
21.5
Commerzbank
4 German peers (average)*
10 European peers (average)

Pre-tax return on equity H1 2004
in %
11.7% points
15.6
10.7
27.3
Commerzbank
4 German peers (average)*
10 European peers (average)

* Deutsche Bank, Dresdner Bank, HVB, Postbank

Chart 20

*However: analysts' expectations not yet fully reflecting this progress**

	2004		2005
	forecast in 9/03	forecast in 9/04	forecast in 9/04
ROE (pre-tax)	5-6%	8-9%	9.5-10.5%
C/I ratio	<69%	67-69%	66-70%
Costs	≤€4.5bn	€4.5-4.6bn	€4.6-4.7bn
Pre-tax profit	€500-600m	€1,050-1,420m	€1,100-1,550m
Share price	€13-15	€15-17	

*based on 12 larger investment brokers

Summary

1. Strong progress in all business lines
2. Balance sheet strengthened further
3. IAS changes with expected positive effects starting 2005

- Commerzbank well on track in H1 2004 compared to German peers
- Gap with European peers decreasing slightly
- However, still room for further profit growth



For more information, please contact:

Commerzbank Investor Relations

Tel. +49 (69) 136 22 33 8

ir@commerzbank.com

commerzbank investors' day 2004

milestone report corporate banking "move to the top"

Nicholas R. Teller
Member of the Board of Managing Directors

Frankfurt
September 22

/ ideas ahead / COMMERZBANK

Agenda

1. **A good starting point**
   2004 Half-year results
2. *Achievements so far*
   Reorganisation of Corporate Banking in Germany
3. *Moving forward*
   Initiatives & measures to fuel growth and create value
4. *The road ahead*
   Top performance in 2006

CHART 2

Corporate Customers and Institutions: Segment performance improved

Operating profit



600
500
400
300
200
100
0
543
349
261
283
H1 2001
H1 2002
H1 2003
H1 2004

Pre-tax RoE



14.0%
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
10.8%
8.5%
6.9%
11.8%
2001
2002
2003
H1 2004 1

Contribution to the Group (H1 2004)



Operating income 2
Loan-loss provisions
Operating expenses
Allocated capital
Employees
1,171
355
623
4,779
9,587
0%
25%
50%
75%
100%

Cost/income ratio



51.0%
50.0%
49.0%
48.0%
47.0%
46.0%
45.0%
44.0%
43.0%
49.4%
45.9%
49.8%
49.4%
2001
2002
2003
H1 2004

1) Annualised
2) Net interest income + net commission income + trading result

/ ideas ahead / COMMERZBANK

Strategic focus on improvement of domestic business

(H1 2004)


Domestic
Operating profit: €44.4m
Equity: €2,298m
RoE: 3.9%
Staff: 2,640
Rest of World1
Operating profit: €238.58m
Equity: €2,481m
RoE: 19.23%
Staff: 6,947
= Share of total volume C&I

1) = Europe, America, Asia, Africa, Financial Institutions

Agenda

1. *A good starting point*
   2004 Half-year results

2. ***Achievements so far***
   Reorganisation of Corporate Banking in Germany

3. *Moving forward*
   Initiatives & measures to fuel growth and create value

4. *The road ahead*
   Top performance in 2006

Comprehensive reorganisation to focus on three core client groups

MNCs

Large Corporates

Mittelstand

Central relationship management

5 centres for large corporates

20 main branches 159 locations

Investment Banking

Financial Engineering

Interest, Currency & Liquidity Management

Trade Finance &Transaction Services

New value-based performance management

- Client ownership
- Full P&L responsibility

- Product responsibility
- Close cooperation with relation-ship managers

Clear focus on homogeneous client groups while maintaining strong regional Mittelstand presence

Hamburg - 185 clients

Düsseldorf - 174 clients

Frankfurt - 157 clients

Stuttgart - 70 clients

München - 73 clients



MNC

Centralised relationship management

Sector coverage of 96 MNC clients:

Telecoms, Automotives, Metal & Mining Engineering, Oil & Gas Utilities, Chemical Pharmaceuticals, Diversified Industries, Media Technologies, Insurance

Large Corporate

● 5 Large Corporate Centres

~660 clients

Mittelstand clients

○ 20 main branches / ○ 159 locations

~51,000 clients

Specialist product lines provide additional opportunities to address customers

Trade Finance & Transaction Services (TFTS)

1 European head
4 regional heads
~ 850 specialists

Backbone of the Corporate Bank

(Processing of payments and transactions)

- Domestic and international payments
- Documentary payments
- Domestic and global cash management
- Standardised trade finance transactions
- Multichannel / direct banking

Interest, Currency & Liquidity Management (ICLM)

1 European head
4 regional heads
~ 200 specialists

Essential distributor of Investment Banking products

(Advisory in cash products and derivatives)

- Liquidity management
- Capital market products
- Equity products
- Asset management products
- Interest rate & currency management

- Clear accountability and P&L responsibility within product lines
- Bundling of product and sales responsibility

Value-based performance management established to optimise allocation of capital

Income

\- Standardised risk costs

\- Minimum return on economic capital

\- Product costs

= Value contribution margin

\- Indirect costs

= Economic Profit

- Value contribution margin and Economic Profit as integrated performance indicators
- Full cost transparency
- Across all customers, products and regions (as of 6/2004 rolled out for MNC and large corporate clients)
- Top management attention on operative value-based client portfolio management

Agenda

1. *A good starting point*
   2004 Half-year results
2. *Achievements so far*
   Reorganisation of Corporate Banking in Germany
3. ***Moving forward***
   Initiatives & measures to fuel growth and create value
4. *The road ahead*
   Top performance in 2006

Move to the Top – Reshaping of domestic Corporate Banking and initiatives to increase profitability and growth

2006
Top performance

Fuelling growth
& value creation

2004
New CB platform

The successful German corporate bank with a European focus

Large corporates / Multinationals	**Mittelstand**
"Wertoffensive"	**"Mittelstandsoffensive"**
CREATE VALUE	GROWTH
Return on equity — e.g.: Immediate Action Plan	~ 51,000 corporate clients — + 9,000 by 2006

Structural measures & value-based performance management

"Mittelstandsoffensive": Comprehensive initiative to boost market share

Focussing on an attractive target group

- Granular risk profile
- Predictable default rates
- Trend to higher margins
- Well established Mittelstand reputation of Commerzbank

Growth

1. New client acquisition
2. Sales-training
3. Increased, but risk-conscious commitment of capital to the target group Mittelstand
4. Strong commitment to Mittelstand

77% of 2004 customer acquisition target achieved after 7 months


New clients in 2004
New clients:
2,296
70
98
155
211
758
447
557
3,000
Jan
Feb
Mar
Apr
May
Jun
Jul
Target 2004


Standardised acquisition process
Special incentives for employees
Welcome packages for new clients
Sales-training
Best-practice sharing
Ongoing reporting and controlling

Further pricing potential in Mittelstand segment

Margins in Mittelstand revenue categories[1]


9.0%
6.0%
3.0%
0.0%
Total income / RWA
Credit income / RWA
Standard risk costs / RWA
7.6%
3.6%
2.4%
5.9%
2.9%
1.7%
5.0%
2.6%
1.8%
Revenue segments
€2.5m-€25m
€25m-€50m
€50m-€250m

Credit pricing potential

- Potential increase of credit margin on the basis of constant operating costs
- An increase of the credit margin by **7 bps would raise income by €7m and RoE by 1%** within the Mittelstand target group

1) Not including customers <€1,000 gross income

"Wertoffensive": Creating value with 600 handpicked large corporate customers

Focussing on a handpicked portfolio

- Reclassification of MNC and large corporate customers (defined by total wallet and business profile)
- Accounts with clearly defined upside potential
- Customers with growing demand for Corporate Finance, Risk Management and International Business

Value Creation

1. Immediate Action Plan
2. Risk-adjusted pricing
3. Training measures for value-driven relationship management
4. Integrated Investment Banking products & product innovation

Immediate Action Plan implemented to reduce commitment of capital with high risk exposure

Turnaround of 200 non-value creating accounts


Economic capital
in € m
Gross income[1]
in € m
700
600
500
400
300
200
100
0
180
150
120
90
60
30
0
165
167
600
449
390
2003
Jul 2004
Target 2004

1) Forecast figures for the whole year

- Sustainable enhancement in the profitability of 200 accounts with a RORAC <6% and significant exposures
- Programme refilled on a revolving basis

Action taken

- Collateralisation
- Increase of margin
- Significant reduction of exposure of accounts remaining under 6% (RORAC)
- Immediate contact at top management level
- Immediate Action Plan linked to personal incentives
- Monitoring and reviewing according to fixed schedule

Reduction of loan-loss provisioning achieved

Domestic Corporate Banking

Loan-loss provisions (all customer groups)


in €m
800
700
600
500
400
300
200
100
0
735
591
504
2002
2003
F2004[1]

Already achieved and installed

- Outstanding risk management expertise and credit portfolio check
- Early warning system

1) Budgeted as of 30.6.2004, incl. SchmidtBank

Risk-adjusted pricing already yields higher loan margins

Domestic Corporate Banking


Short-term lending to corporate customers
(all customer groups)
Volume in € m
Average margin
10,000
8,000
6,000
4,000
2,000
0
4.0%
3.5%
3.0%
2.5%
2.0%
1.5%
1.0%
0.5%
3.53%
2.59%
2.75%
2.22%
.80%
.76%
1.04%
0.89%
Rating
1.0-2.5
3.0-3.5
4.0-4.5
>4.5
12/2002
12/2003
6/2004

! ideas ahead ! **COMMERZBANK**

Back to better margins in Germany

Domestic Corporate Banking

Margin as % of overall lending incl. loan commissions (all customer groups)


1.70%
1.60%
1.50%
1.40%
1.30%
1.20%
1.34 %
1.34%
1.47%
1.46%
1.47%
1.53%
1.56%
1.49%
1.51%
II 02
III 02
IV 02
I 03
II 03
III 03
IV 03
I 04
II 04 1

1) Incl. COC RE transferred from Retail Banking

Agenda

1. *A good starting point*
   2004 Half-year results
2. *Achievements so far*
   Reorganisation of Corporate Banking in Germany
3. *Moving forward*
   Initiatives & measures to fuel growth and create value
4. ***The road ahead***
   Top performance in 2006

Outlook: Challenging domestic market calls for greatest efficiency


Domestic Corporate Banking
RoE
17%
6%
-2%
-6%
2002
2003
F2004
E2005
E2006
Equity ~ €2,400m

Major challenges

Credit margins

Credit demand

Interest rates

Corporate Banking: On track towards higher value and growth

Reshaped Corporate Banking organisation provides structural framework

- to enhance market share and to improve returns per customer
- to expand sales of value-added products
- to manage the allocation of capital by means of value-based criteria
- to constantly optimise the efficiency of operations

First results indicate successful implementation of business initiatives

- strong new client acquisition record in H1 2004
- higher risk-adjusted loan margins
- improved performance of non-value-contributing large corporate accounts

International activities provide further potential for value creation

- intended roll-out of selected domestic initiatives to Western European markets
- further expansion in Central and Eastern European growth markets

/investor relations/

This presentation has been prepared and issued by Commerzbank AG. This publication is intended for professional and institutional customers.

Any information in this presentation is based on data obtained from sources considered to be reliable, but no representations or guarantees are made by Commerzbank Group with regard to the accuracy of the data. The opinions and estimates contained herein constitute our best judgement at this date and time, and are subject to change without notice. This presentation is for information purposes, it is not intended to be and should not be construed as an offer or solicitation to acquire, or dispose of any of the securities or issues mentioned in this presentation.

Commerzbank AG and/or its subsidiaries and/or affiliates (herein described as Commerzbank Group) may use the information in this presentation prior to its publication to its customers. Commerzbank Group or its employees may also own or build positions or trade in any such securities, issues, and derivatives thereon and may also sell them whenever considered appropriate. Commerzbank Group may also provide banking or other advisory services to interested parties.

Commerzbank Group accepts no responsibility or liability whatsoever for any expense, loss or damages arising out of, or in any way connected with, the use of all or any part of this presentation.

Copies of this document are available upon request or can be downloaded from www.commerzbank.com/aktionaere/index.html



For more information, please contact:

Commerzbank Investor Relations

Tel. +49 (69) 136 22 33 8

ir@commerzbank.com